UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

FISCHER-WATT GOLD COMPANY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

337730 10 5
(CUSIP Number)

James G. Baughman 2186 S. Holly Street, Suite 104 Denver, CO 80222 (303) 800-0678
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

March 14, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 337730 10 5	Page 2 of 7

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of Above Persons (entities only) James G. Baughman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,026,316 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,026,316 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,026,316 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Includes (i) 10,526,316 shares owned by Publican Capital Corporation which are deemed beneficially owned  by Mr. Baughman who is the President, a director and the sole shareholder of that corporation, and (ii) 500,000 shares underlying outstanding stock options owned directly by Mr. Baughman which are exercisable within 60 days.

 (2)

Percentage calculated on the basis of 139,562,125 shares of the Issuer's common stock issued and outstanding which includes: (1) 139,062,125 shares of common stock issued and outstanding as of the date hereof; and (2) 500,000 stock options issued to the Reporting Person which are immediately exercisable for shares of Common Stock.

CUSIP No. 337730 10 5	Page 3 of 7

1	NAME OF REPORTING PERSON. I.R.S. Identification Nos. of Above Persons (entities only) Publican Capital Corporation IRS Identification No.: 45-4855715
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,526,316
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,526,316
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,526,316
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)  Percentage calculated on the basis of 139,062,125 shares of the Issuer's common stock issued and outstanding as of the date of this report.

CUSIP No. 337730 10 5	Page 4 of 7

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the common stock, par value $0.001 per share, ("Common Stock") of Fischer-Watt Gold Company, Inc., a corporation organized under the laws of the state of Nevada (the "Issuer"). The Issuer's principal executive offices are located at 2186 S. Holly Street, Denver, Colorado 80222.

ITEM 2.	IDENTITY AND BACKGROUND

(a)  This Schedule 13D is jointly filed by James G. Baughman and Publican Capital Corporation. Information as to Reporting Persons filing this Schedule 13D is as follows:

Reporting Person:  James G. Baughman

(b) and (c)  The Reporting Person's residence address is 2090 S. Joliet Street, Aurora, Colorado 80014. Since March 19, 2012, Mr. Baughman has served as President, Chief Executive Officer and a Director of the Issuer.  He has worked as a geologist for more than 25 years in mining operations and mineral exploration projects for precious, base metals, and uranium. Mr. Baughman has provided technical services and project management for a number of major and junior mining companies.  From September 2010 until present Mr. Baughman has served as Chief Operating Officer (COO) and Director for Terra Mining Corp and transitioned to the COO of WestMountain Index Advisor on March 1, 2011 when WestMountain acquired the assets of Terra Mining Corp.  Mr. Baughman’s responsibilities for WestMountain is to manage field operations at the Terra Project in Alaska, produce technical reports, and liaison with the Joint Venture partner for Terra.

(d) and (e)  The Reporting Person has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of the United States.

Reporting Person:  Publican Capital Corporation

(b) and (c)  The Reporting Person is a Colorado corporation whose principal place of business is located at 2186 S. Holly Street, Suite 104, Denver, Colorado 80222.

(d) through (f)  Not applicable as the Reporting Person is not a natural person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 14, 2012, the Reporting Persons acquired 10,526,316 shares of the Issuer’s common stock in exchange of 12,000,000 shares of the common stock of New Fork Uranium Corporation owned  pursuant to the terms of the Stock Purchase Agreement (as defined in Item 4 below).

CUSIP No. 337730 10 5	Page 5 of 7

ITEM 4.	PURPOSE OF TRANSACTION

On March 14, 2012, the Issuer and the Shareholders of New Fork Uranium Corporation, a Wyoming corporation (“New Fork”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) whereby the shareholders of New Fork sold all of the issued and outstanding shares of New Fork to the Issuer in exchange for the issuance to the shareholders of an aggregate of 50,000,000 shares of common stock, $.001 par value, of the Issuer.  The Issuer filed a Report on Form 8-K with the Securities and Exchange Commission on March 20, 2012 reporting the Stock Purchase Agreement transaction, which filing included the Stock Purchase Agreement as Exhibit 10.1 to the Form 8-K.

The 50,000,000 shares of common stock of the Company issued pursuant to the Stock Purchase Agreement were issued pro rata to all of the shareholders of New Fork on the basis of 0.877192983 share of the Company’s common stock for each outstanding New Fork share of common stock issued and outstanding on the effective date of the Stock Purchase Agreement.

The Reporting Persons acquired shares of the Issuer as described above as a shareholder of New Fork pursuant to the Stock Purchase Agreement. The shares covered by this Schedule 13D are being held for investment purposes. Subject to all relevant securities law restrictions, the Reporting Persons may, from time to time, acquire additional securities of the Issuer pursuant to stock, stock option and/or warrants grants by the Issuer's Board of Directors or using his personal funds through a broker and/or privately negotiated transactions.

Effective March 19, 2012, the Issuer issued 500,000 options to purchase common stock to James Baughman. The options are immediately exercisable and will expire in five (5) years, or on March 18, 2017. The exercise price of the underlying shares is $0.06 per share.

Except as otherwise disclosed herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 337730 10 5	Page 6 of 7

(f)  any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)  changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)  James G. Baughman is the beneficial owner of 11,026,316 shares of the Issuer’s Common Stock, which represents approximately 7.9% of the Common Stock of the Issuer (based on the number of shares outstanding as of the date hereof.

The shares beneficially owned by Mr. Baughman include 10,526,316 owned by Publican Capital Corporation, of which Mr. Baughman is the President, a director and the sole shareholder.

In accordance with Rule 13d-3 of the Securities Exchange Act, the beneficially owned shares and the shares deemed outstanding include 500,000 shares that the Reporting Person may acquire within the next sixty days pursuant to exercisable stock options.

Publican Capital Corporation is the beneficial owner of 10,526,316 shares of the Issuer’s Common Stock, which represents approximately 7.6% of the Common Stock of the Issuer (based on the number of shares outstanding as of the date hereof.

(b)  James G. Baughman has sole voting power over 11,695,907 shares, which include 10,526,316 shares owned directly by Publican Capital Corporation and 500,000 shares that he may acquire within the next sixty days pursuant to exercisable Stock options.

(c)  The Reporting Persons have received shares of the Common Stock of the Issuer in the following transactions during the past 60 days:

Date	Type of Transaction	Number of Shares	Price Per Share
3/14/2012	Exchange of Shares pursuant to terms of Stock Purchase Agreement	10,526,316	N/A
3/19/2012	Common Stock Purchase Options	500,000	$0.06 Exercise Price per Share

CUSIP No. 337730 10 5	Page 7 of 7

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as disclosed herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

The Issuer filed a Report on Form 8-K with the Securities and Exchange Commission on March 20, 2012 reporting the Stock Purchase Agreement transaction, which filing included the Stock Purchase Agreement as Exhibit 10.1 to the Form 8-K.  Exhibit 10.1 to the Issuer’s Form 8-K is incorporated herein by this reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2012	/s/ James G. Baughman
James G. Baughman

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PUBLICAN CAPITAL CORPORATION

Date: April 23, 2012	By:	/s/ James G. Baughman
James G. Baughman, President